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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Kings Road Entertainment, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                   0004961621
                                 (CUSIP Number)

                                 J. Gerald Combs
                             Morgan Kent Group, Inc.
                           711 Fifth Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 486-4800

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                  SCHEDULE 13D

-------------------
CUSIP No. 0004961621
-------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Kent Group, Inc.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
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   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
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8  SHARED VOTING POWER
   0
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9  SOLE DISPOSITIVE POWER
   0
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10 SHARED DISPOSITIVE POWER
   0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0
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14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
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Item 1.   Security and Issuer

          This statement on Schedule 13D is filed by Morgan Kent Group, Inc. ("Morgan Kent" or the "Reporting Person") relating to the common stock, $.01 par value ("Common Stock"), of Kings Road Entertainment, Inc. (the "Issuer" or "Kings Road").


Item 5.   Interest in Securities of the Issuer

          (a) - (c)   On June 4, 1998, Morgan Kent terminated the Stock
Purchase Agreement, dated as of December 11, 1997, by and between Morgan Kent and Kings Road. Therefore, the Reporting Person beneficially owned no shares of the Issuer's Common Stock.

          (e) On June 4, 1998, the Reporting Persons, in the aggregate, ceased to be the beneficial owners of any of the Issuer's Common Stock. This Amendment No. 1 is, therefore, a final filing.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          On June 4, 1998, Morgan Kent terminated the Stock Purchase Agreement, dated as of December 11, 1997, by and between Morgan Kent and Kings Road.

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          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 1998



                                   MORGAN KENT GROUP, INC.

                                   By:  /s/ J. Gerald Combs
                                   ---------------------------------
                                   J. Gerald Combs, President

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